Exhibit 16.1

June 5, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) and, under the date of June 1, 2006, we reported on the financial statements of the Plan as of and for the years ended December 31, 2005 and 2004. On May 31, 2007, we were dismissed. We have read Huttig Building Products, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated June 5, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the Plan’s statement that the decision to dismiss KPMG was approved by management of Huttig Building Products, Inc., the administrator of the Plan.

Very truly yours,

/s/ KPMG LLP